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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                       UNIVERSAL AMERICAN FINANCIAL CORP.
                                (Name of Issuer)


  COMMON STOCK (PAR VALUE $.01 PER SHARE)                      913377107
      (Title of class of securities)                        (CUSIP number)


                           LEE-UNIVERSAL HOLDINGS, LLC
                                767 FIFTH AVENUE
                               NEW YORK, NY 10153
                          ATTENTION: MR. JOSEPH ROTBERG
                             TEL NO. (212) 888-1500
 (Name, address and telephone number of person authorized to receive notices and communications)


                              SEPTEMBER 21, 2007
           (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240-13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON:         Lee-Universal Holdings, LLC

              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A    (a) [_]
              MEMBER OF A GROUP:                (b) [X]
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      3       SEC USE ONLY

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      4       SOURCE OF FUNDS:                                                       PF, AF, OO

------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                [   ]
              IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF                                                  Delaware
              ORGANIZATION:

------------------------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER:                                          5,250,000
       SHARES
                     ---------------------------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER:                                                0
      OWNED BY
                     ---------------------------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER:                                     5,250,000
     REPORTING
                     ---------------------------------------------------------------------------
    PERSON WITH       10  SHARED DISPOSITIVE POWER:                                           0

------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                  5,250,000
              REPORTING PERSON:

------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                               [_]
              EXCLUDES CERTAIN SHARES:

------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                          6.6%

------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON:                                                      OO

------------------------------------------------------------------------------------------------





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




------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON:         Thomas H. Lee

------------------------------------------------------------------------------------------------
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A    (a) [_]
              MEMBER OF A GROUP:                (b) [X]
------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS:                                                       PF, AF, OO

------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                [_]
              IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF                                  United States of America
              ORGANIZATION:

------------------------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER:                                          5,250,000
       SHARES
                     ---------------------------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER:                                                0
      OWNED BY
                     ---------------------------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER:                                     5,250,000
     REPORTING
                     ---------------------------------------------------------------------------
    PERSON WITH       10  SHARED DISPOSITIVE POWER:                                           0

------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                  5,250,000
              REPORTING PERSON:

------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                               [_]
              EXCLUDES CERTAIN SHARES:

------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                          6.6%

------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON:                                                      IN

------------------------------------------------------------------------------------------------




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



                                  SCHEDULE 13D

ITEM 1.     SECURITY AND ISSUER

      The title of the class of equity security to which this Statement on
Schedule 13D relates is the common stock, par value $.01 per share (the "Common Stock"), of Universal American Financial Corp., a New York corporation (the "Company"). The address of the Company's principal executive offices is Six International Drive, Suite 190, Rye Brook, New York 10573.

ITEM 2.     IDENTITY AND BACKGROUND

      This Statement on Schedule 13D is filed by Lee-Universal Holdings, LLC ("Lee-Universal") and Thomas H. Lee (each a "Reporting Person" and, collectively, the "Reporting Persons").

      Lee-Universal is a Delaware limited liability company. The sole member of Lee-Universal is an investment fund, Lee Funding, L.P., which is a Delaware limited partnership ("LFLP"). The general partner of LFLP is Lee Funding GP, LLC, a Delaware limited liability company ("LFGP"). Lee Funding Management, LLC, a Delaware limited liability company ("LFM"), serves as an investment manager for LFLP. The principal business address of Lee-Universal, LFLP, LFGP and LFM is 767 Fifth Avenue, New York, New York 10153.

      Thomas H. Lee is the managing member of LFGP and the sole member of LFM.

      The name and present principal occupation or employment of each director and executive officer of LFGP and LFM (other than Thomas H. Lee) are as follows:

      Name                  Principal Occupation or Employment
      ----                  ----------------------------------
      Mark Gormley          Partner and Managing Director
      Yoo Jin Kim           Partner and Managing Director
      David J. Morrison     Partner and Managing Director
      Joseph B. Rotberg     Chief Financial Officer
      Benjamin Hochberg     Principal

      Thomas H. Lee and each of the other above-listed individuals is a citizen of the United States of America.

      The business address of Thomas H. Lee and each of the other above-listed individuals is at Lee-Universal's offices, 767 Fifth Avenue, New York, New York 10153.

      During the last five years, none of Thomas H. Lee, Lee-Universal, LFLP, LFGP, LFM nor, to the best of their knowledge, any of their officers and directors, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order


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



enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The shares of Series B Preferred Stock and Common Stock reported in Item 4 below as acquired by Lee-Universal were acquired primarily with Lee-Universal's investment capital for an aggregate purchase price of approximately $105,000,000.

ITEM 4.     PURPOSE OF TRANSACTION

      In May 2007, Lee-Universal purchased from the Company 4,033 shares of Series B Preferred Stock of the Company at a purchase price of $2,000 per share of Series B Preferred Stock. Such purchase was made pursuant to a Securities Purchase Agreement, dated as of May 7, 2007 (the "First Stage SPA"), among the Company, Lee-Universal, Union Square Universal Partners, L.P. ("Union Square"), Welsh, Carson, Anderson & Stowe X, L.P. ("WCASX"), and certain affiliates of Perry Corp. ("Perry"). Concurrently with the execution of the First Stage SPA, the Company entered into a Registration Rights Agreement with Lee-Universal and certain other persons (the "Registration Rights Agreement").

      Concurrently with Lee-Universal's purchase of Series B Preferred Stock from the Company pursuant to the First Stage SPA, Lee-Universal purchased from affiliates of Capital Z Partners, Ltd. an aggregate of 2,083,500 shares of Common Stock at a purchase price of $20 per share (the "Cap Z Purchase").

      On September 21, 2007, Lee-Universal purchased from the Company an additional 27,632 shares of Series B Preferred Stock at a purchase price of $2,000 per share of Series B Preferred Stock. Such purchase was made pursuant to a Securities Purchase Agreement, dated as of May 7, 2007 (the "Second Stage SPA"), among the same parties as the First Stage SPA.

      Under the First Stage SPA and the Second Stage SPA, Perry, WCASX and Union Square also purchased from the Company shares of Series B Preferred Stock and, in some cases, shares of Series A Preferred Stock of the Company.

      Each share of Series B Preferred Stock is convertible (at the option of the holder thereof or, subject to certain conditions, at the option of the Company) into 100 shares of Common Stock (subject to customary anti-dilution adjustments) and entitles the holder to a number of votes (on all matters on which holders of Common Stock may vote) equal to the number of shares of Common Stock into which such share of Series B Preferred Stock is convertible. Series A Preferred Stock is a non-voting security and is not convertible into shares of Common Stock while owned by Perry, WCASX, Union Square or Lee-Universal (the "Initial Holders") or any affiliate of an Initial Holder. However, (A) upon transfer of a share of Series A Preferred Stock to a holder other than an Initial Holder or an affiliate of an Initial Holder, such share of Series A Preferred Stock will automatically convert into 100 shares of Common Stock (subject to customary anti-dilution adjustments), and (B) subject to the satisfaction of various conditions, an Initial Holder of shares of Series A


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



Preferred Stock is entitled to exchange such shares of Series A Preferred Stock for a corresponding number of shares of Series B Preferred Stock.

      Pursuant to the Second Stage SPA, the Company, WCASX, Welsh, Carson, Anderson & Stowe IX, L.P. (collectively with WCASX, "WCAS"), Union Square and certain affiliates of Capital Z Partners, Ltd. (collectively, "Union Square/Cap Z"), Perry, Lee-Universal, Mr. Richard Barasch and certain other persons entered into a Stockholders' Agreement (the "Stockholders Agreement"), which Stockholders Agreement became effective upon the closing under the Second Stage SPA. Pursuant to the Stockholders Agreement, from and after the closing under the Second Stage SPA, (i) the Board of Directors of the Company is to consist of thirteen directors, composed as follows: (a) two directors designated collectively by Union Square/Cap Z, (b) two directors designated by WCAS, (c) one director designated by Lee-Universal, (d) one director designated by Perry,
(e) the Chief Executive Officer of the Company, and (f) six additional directors who shall each satisfy the criteria for "independent director" under applicable NASDAQ rules; provided that the right of a party to the Stockholders Agreement to designate directors may be reduced or lost if such party no longer holds a certain number of shares of Common Stock (which includes shares of Common Stock underlying Preferred Stock) and (ii) the stockholders party to the Stockholders Agreement agreed to (A) vote all their shares in favor of election to the Company's Board of Directors of such individuals as the parties to the Stockholders Agreement are entitled to designate from time to time, (B) certain restrictions on their ability to acquire additional shares of Common Stock without the approval of the independent directors of the Company, and (C) grant certain rights of first offer and other rights applicable to certain transfers of their shares in the Company.

      Lee-Universal has agreed with the Company that Lee-Universal would not transfer any shares acquired under the First Stage SPA, the Cap Z Purchase or the Second Stage SPA, in each case, for a period of one year from the date of the applicable acquisition, subject to limited exceptions.

      The descriptions herein of the various agreements and other documents referred to above are qualified in their entirety by reference to the full text of such agreements and documents, which are incorporated herein by reference. A copy of the First Stage SPA, the Registration Rights Agreement, the Second Stage SPA, the Stockholders Agreement, and the amendments to the Certificate of Incorporation of the Company establishing the rights, preferences and powers of the Preferred Stock, have each been included by the Company as exhibits to the Company's filings with the Securities and Exchange Commission and are incorporated herein by reference.

      Except as otherwise contemplated herein, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives, (ii) the Company's financial condition, business, operations, competitive position, prospects and/or share price, (iii) industry, economic and/or securities markets conditions, (iv) alternative investment opportunities, and (v) other relevant


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



factors. Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (A) purchase or otherwise acquire additional shares of Common Stock or other securities of the Company, or instruments convertible into or exercisable for any such securities (collectively, "Company Securities"), in the open market, in privately negotiated transactions or otherwise, (B) sell, transfer or otherwise dispose of Company Securities in public or private transactions, (C) cause Company Securities to be distributed in kind to its investors, (D) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Company Securities, and/or (E) encourage (including, without limitation, through their designees on the Company's board of directors and/or communications with directors, management, and existing or prospective security holders, investors or lenders, of the Company, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Company to consider or explore (i) sales or acquisitions of assets or businesses, or extraordinary corporate transactions, such as a merger (including transactions in which affiliates of Reporting Persons may be proposed as acquirers or as a source of financing), (ii) changes to the Company's capitalization or dividend policy, or (iii) other changes to the Company's business or structure.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      (a)-(b) The responses set forth on rows 7 through 13 of the cover pages of this Statement are incorporated herein by reference.

            The aggregate number of shares of Common Stock that the Reporting Persons, in the aggregate, beneficially own is 5,250,000 shares of Common Stock, which constitutes approximately 6.6% of the Company's outstanding shares of Common Stock.

            The percentage in the immediately foregoing paragraph is calculated based on a total of 79,115,672 shares of Common Stock outstanding, which (A) includes the number of shares of Common Stock (59,742,258) outstanding as of July 31, 2007 (as stated by the Company in its quarterly report on Form 10-Q for the period ended June 30, 2007), (B) includes 14,175,000 shares of Common Stock issuable by the Company to the former equity holders of MemberHealth at the closing under the Agreement and Plan of Merger and Reorganization, dated as of May 7, 2007, among the Company, MHRx LLC, MemberHealth Inc. and the other parties thereto (the "Merger Agreement"), which closing occurred concurrently with the closing under the Second Stage SPA, and (C) assumes the conversion into Common Stock of all shares of Preferred Stock of the Company issued to Lee-Universal, which results in an additional 5,250,000 shares of Common Stock. The calculation of such percentage does not consider any shares of Preferred Stock issued to any investor other than Lee-Universal (or any shares of Common Stock to be issued upon conversion thereof).

            As a result of the matters referred to in Item 4 hereof, Lee-Universal may be deemed to constitute a "group" (within the meaning of Rule 13d-5(b) under the Act) with the other stockholders of the Company that are party to the Stockholders Agreement and certain of their respective affiliates. As a result, and on that basis, the Reporting Persons may be deemed to


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



beneficially own shares of Common Stock that may be beneficially owned by such persons, including: (i) an aggregate 6,920,500 shares of Common Stock that Perry has advised the Reporting Persons that Perry and/or its affiliates beneficially own, (ii) an aggregate 15,243,825 shares of Common Stock that WCAS has advised the Reporting Persons that WCAS and/or its affiliates beneficially own, (iii) an aggregate 20,301,569 shares of Common Stock that Union Square/CapZ has advised the Reporting Persons that Union Square/CapZ and/or its affiliates beneficially own, (iv) an aggregate 2,794,738 shares of Common Stock that Mr. Richard Barasch has advised the Reporting Persons that he beneficially owns, and (v) an aggregate 2,869,882 shares of Common Stock issuable by the Company pursuant to the Merger Agreement to former equity holders of MemberHealth (other than WCAS) that are party to the Stockholders Agreement. Including all such shares on the foregoing basis, Lee-Universal may be deemed to be beneficial owner of, in the aggregate, approximately 61% of the outstanding Common Stock. Each of the Reporting Persons disclaims beneficial ownership of shares that may be beneficially owned by any of the persons referred to in clauses (i) through (v) above and any of their respective affiliates, and neither the filing of this Statement nor its contents shall be deemed to constitute an admission to the contrary.

            The percentage in the immediately foregoing paragraph is calculated based on a total of 87,266,458 shares of Common Stock outstanding, which includes (A) the number of shares of Common Stock (59,742,258) outstanding as of July 31, 2007 (as stated by the Company in its quarterly report on Form 10-Q for the period ended June 30, 2007), (B) 14,175,000 shares of Common Stock issuable by the Company to the former equity holders of MemberHealth at the closing under the Merger Agreement, (C) 1,952,700 shares of Common Stock underlying the shares of Series B Preferred Stock issued to the Initial Holders under the First Stage SPA, (D) 10,836,000 shares of Common Stock underlying the shares of Series B Preferred Stock issued to the Initial Holders under the Second Stage SPA, and
(E) 560,500 shares of Common Stock underlying the shares of Series B Preferred Stock that may be issued by the Company in exchange for shares of Series A Preferred Stock issued to the Initial Holders, other than Perry, under the First Stage SPA, but does not include any shares of Common Stock underlying the shares of Series B Preferred Stock that may be issued by the Company in exchange for shares of Series A Preferred Stock issued to Perry under the First Stage SPA or the Second Stage SPA, which exchange is subject to various conditions.

      (c) See Item 4 above, which is incorporated herein by reference.

      (d)-(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      The responses to Item 4 hereof, and the agreements and other documents that are Exhibits hereto, are incorporated herein by reference.



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



ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS

Exhibit No.  Description
-----------  -----------

7.1          Joint Filing Agreement

7.2* ("First Stage SPA"): Securities Purchase Agreement, dated May 7, 2007, by and among Universal American Financial Corp., Lee-Universal Holdings, LLC, Welsh, Carson, Anderson & Stowe X, L.P., Union Square Universal Partners, L.P., Perry Partners, L.P., Perry Partners International, Inc., Perry Commitment Fund, L.P. and Perry Commitment Master Fund, L.P.

7.3**        Restated Certificate of Incorporation of Universal American
             Financial Corp.

7.4* Registration Rights Agreement, dated May 7, 2007, among Universal American Financial Corp. and the other parties named on the signature pages thereto

7.5* ("Second Stage SPA"): Securities Purchase Agreement, dated May 7, 2007, by and among Universal American Financial Corp., Lee-Universal Holdings, LLC, Welsh, Carson, Anderson & Stowe X, L.P., Union Square Universal Partners, L.P., Perry Partners, L.P., Perry Partners International, Inc., Perry Commitment Fund, L.P. and Perry Commitment Master Fund, L.P.

7.6*** Stockholders Agreement of Universal American Financial Corp., dated as of September 21, 2007.

---------

* Incorporated by reference to Exhibits 4.1, 10.1 and 10.2 to the Company's Report on Form 8-K filed May 11, 2007.

** Incorporated by reference to (a) Exhibits 3.1 and 3.2 to the Company's Report on Form 8-K filed May 11, 2007 and (b) Exhibit 3(i).1 to the Company's Report on Form 8-K filed August 24, 2007.

*** Incorporated by reference to Exhibit 4.1 to the Company's Report on Form 8-K filed September 25, 2007.













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                                   Signatures

      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2007


                                      LEE-UNIVERSAL HOLDINGS, LLC

                                      By:     /s/ Joseph Rotberg
                                           -------------------------------------
                                           Name: Joseph Rotberg
                                           Title: Chief Financial Officer


                                             /s/ Thomas H. Lee
                                           -------------------------------------
                                            Thomas H. Lee















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